EXHIBIT 99.5

CONSENT OF GLJ PETROLEUM CONSULTANTS LTD.

Dear Sirs:

We hereby consent to the use of and reference to our name and our reports, and the inclusion of information derived from our reports, evaluating Vermilion Energy Inc.’s petroleum and natural gas reserves as at December 31, 2018, in this Annual Report on Form 40-F of Vermilion Energy Inc.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

“Originally Signed By”

Jodi L. Anhorn, M.Sc., P. Eng.
Executive Vice President

Calgary, Alberta

February 7, 2019

4100, 400 - 3rd Ave SW Calgary, AB, Canada T2P 4H2 I teI 403-266-9500 I gIjpc.com